As filed with the Securities and Exchange Commission on November 30, 2012

Securities Act Registration No. 333-179237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________________

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 4

Medley Capital Corporation

Exact name of Registrant as specified in its charter

___________________

375 Park Avenue, 33rd Floor
New York, NY 10152

Address of Principal Executive Offices (Number, street, City, State, Zip Code)

(212) 759-0777

Registrant’s Telephone Number, Including Area Code

Brook Taube
Medley Capital Corporation
375 Park Avenue, 33rd Floor
New York, NY 10152

Name and Address (Number, street, City, State, Zip Code) of Agent for Service

___________________

Copies to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

___________________

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c).

Explanatory Note

The purpose of this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 is solely to file certain exhibits to the Registration Statement as set forth in Item 25(2) of Part C. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial statements and exhibits

1.	Financial Statements

Page
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-2
Consolidated Statements of Assets and Liabilities as of September 30, 2011 and 2010	F-3
Consolidated Statement of Operations for the year ended September 30, 2011 (unaudited) and for the period from April 30, 2010 (date of inception) to September 30, 2010	F-4
Consolidated Statements of Changes in Net Assets for the year ended September 30, 2011 and the period from April 30, 2010 (date of inception) to September 30, 2010	F-5
Consolidated Statement of Cash Flows for the year ended September 30, 2011 and the period from April 30, 2010 (date of inception) to September 30, 2010	F-6
Consolidated Schedule of Investments as of September 30, 2011	F-7
Notes to Financial Statements	F-9
Consolidated Statements of Assets and Liabilities as of December 31, 2011 (unaudited) and September 30, 2011	F-25
Consolidated Statements of Operations for the three months ended December 31, 2011 (unaudited)	F-26
Consolidated Statements of Changes in Net Assets for the three months ended December 31, 2011 (unaudited)	F-27
Consolidated Statements of Cash Flows for the three months ended December 31, 2011 (unaudited)	F-28
Consolidated Schedule of Investments as of December 31, 2011 (unaudited)	F-29
Notes to Consolidated Financial Statements (unaudited)	F-34

C-1

2.	Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

a	Certificate of Incorporation (Incorporated by reference to Exhibit 99.A.3 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
b	Form of Bylaws (Incorporated by reference to Exhibit 99.B.3 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
d.1	Form of Stock Certificate (Incorporated by reference to Exhibit 99.D to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
d.2	Indenture between Medley Capital Corporation and U.S. Bank National Association, dated February 7, 2012 (2)
e	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 99.E to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
f.1	Senior Secured Revolving Credit Agreement among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated August 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed on August 9, 2011).
f.2	Guarantee, Pledge and Security Agreement among the Company, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent, dated August 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed on August 9, 2011).
g	Form of Investment Management Agreement between Registrant and MCC Advisors LLC (Incorporated by reference to Exhibit 99.G to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on N-2, filed on June 9, 2010).
h	Underwriting Agreement dated November 28, 2012 (3)
j	Form of Custody Agreement (Incorporated by reference to Exhibit 99.J to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
k.1	Form of Administration Agreement (Incorporated by reference to Exhibit 99.K.2 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on June 9, 2010).
k.2	Form of Trademark License Agreement (Incorporated by reference to Exhibit 99.K.3 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on June 9, 2010).
k.3	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit 99.K.1 to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on July 2, 2010).
k.4	Form of Sub-Administration Agreement (Incorporated by reference to Exhibit 99.K.4 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
k.5	Form of Fee Waiver Agreement (Incorporated by reference to Exhibit 99.K.5 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed on November 22, 2010).
l	Opinion of Sutherland Asbill & Brennan LLP(3)
n.1	Consent of Ernst & Young LLP(3)
r.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s 10-Q for the period ended June 30, 2011, filed on August 4, 2011).
r.2	Code of Business Ethics of MCC Advisors (Incorporated by reference to Exhibit 99.R.2 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on June 9, 2010).

(1)	Filed on January 27, 2012 with the Registrant’s Registration Statement on Form N-2.

(2)	Filed on February 13, 2012 with the Registrant’s Amendment No. 1 to the Registration Statement on Form N-2.

(3)	Filed herewith.

Item 26. Marketing arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other expenses of issuance and distribution

The following table sets forth the estimated (except for the SEC registration fee and the FINRA filing fee) expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$41,072
FINRA filing fee	36,389
New York Stock Exchange listing fee*	132,000
Printing	75,000
Accounting fees and expenses	80,000
Legal fees and expenses	200,000
Miscellaneous fees and expenses	50,000
Total	$614,461

*	Assumes issuance of $300,000,000 of common stock.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons controlled by or under common control with the registrant

•	MOF I BDC LLC — a Delaware limited liability company (100%)

•	Medley SBIC GP, LLC — a Delaware limited liability company (100%)

•	Medley SBIC, LP — a Delaware limited partnership (100%)

Item 29. Number of holders of shares

The following table sets forth the approximate number of record holders of the Company’s common stock as of November 30, 2012:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	19

Item 30. Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”) or any valid rule, regulation or order of the SEC thereunder, our Certificate of Incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our Certificate of Incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s Certificate of Incorporation.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant may agree to indemnify any underwriters in connection with an offering pursuant to this Registration Statement against specific liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 31. Business and other connections of investment adviser

A description of any other business, profession, vocation or employment of a substantial nature in which MCC Advisors, and each managing director, director or executive officer of MCC Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Adviser”. Additional information regarding MCC Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71515), and is incorporated herein by reference.

Item 32. Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, 375 Park Avenue, 33rd Floor, New York, NY 10152, and at the offices of the Registrant’s Custodian, U.S. Bank National Association, and Transfer Agent, American Stock Transfer & Trust Company.

Item 33. Management services

Not applicable.

Item 34. Undertakings

1. We hereby undertake to suspend any offering of shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.

2. We hereby undertake:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

b. for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(3) any other communication that is an offer in the offering made by us to the purchaser.

f. to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.

g. Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

3. We hereby undertake that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. We hereby undertake to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If we file a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on November 30, 2012.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities set forth below on November 30, 2012. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

/s/ Brook Taube	Chief Executive Officer and Chairman of the
Brook Taube	Board of Directors (Principal Executive Officer)

/s/ Richard T. Allorto, Jr.	Chief Financial Officer (Principal Financial and
Richard T. Allorto, Jr.	Accounting Officer)

/*	Director
Seth Taube

*	Director
Andrew Fentress

*	Director
Arthur S. Ainsberg

*	Director
Richard Dorfman

/y*	Director
Karin Hirtler-Garvey

*	Director
John E. Mack

*By: /s/ Richard T. Allorto, Jr.

Richard T. Allorto, Jr.

(As Attorney-in-Fact)